

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 16, 2019

Thomas E. O'Hern
Chief Executive Officer
MACERICH CO
401 Wilshire Boulevard. Suite 700
Santa Monica, CA 90401

> **Re: MACERICH CO**
> **Form 10-K for the fiscal year ended December 31, 2018**
> **Filed February 25, 2019**
> **File No. 001-12504**

Dear Mr. O'Hern:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction